Exhibit 8.1

[Patton Boggs LLP Letterhead]

December 6, 2005

Board of Directors

Commercial Capital Bancorp, Inc.

8105 Irvine Center Dr.

Irvine, CA 92618

Board of Directors

Calnet Business Bank, National Association

1565 Exposition Blvd., Suite 100

Sacramento, CA 95815

Re:          Certain Federal Tax Consequences of the Merger of Calnet Business Bank, National Association With and Into Commercial Capital Bank, FSB, a Wholly Owned Subsidiary of Commercial Capital Bancorp, Inc.

Ladies and Gentlemen:

Our client, Commercial Capital Bancorp, Inc. (“CCBI”), a diversified financial institution holding company incorporated under the laws of the state of Nevada, headquartered in Irvine, California, has requested our opinion as to certain federal income tax consequences of the merger of Calnet Business Bank, National Association (“Calnet”), a national chartered commercial bank headquartered in Sacramento, California, with and into Commercial Capital Bank, FSB (“Bank”), a federally chartered savings bank and a wholly owned subsidiary of CCBI (the “Merger”), pursuant to the Agreement and Plan of Merger among CCBI, Bank, and Calnet, dated October 20, 2005 (the “Agreement and Plan of Merger”).

The proposed transaction is described in the section of this letter entitled “STATEMENT OF FACTS.”

Our opinions are based on the STATEMENT OF FACTS and our examination of the Agreement and Plan of Merger, the registration statement relating to the Merger filed on Form S-4 with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), and such corporate records, certificates and other documents, as we have considered appropriate for this opinion.  We have also relied, without independent verification, upon the representations of CCBI and Calnet included in their respective Certificates of Representations dated the date hereof.  In such examination, we have accepted, and not independently verified, the authenticity of all original documents, the accuracy of all copies, and the genuineness of all signatures.  Unless otherwise noted, section references are to the Internal Revenue Code of 1986, as amended (the “Code”) as in effect as of the date of this letter.  Capitalized terms not defined in this letter have the meanings assigned to them in the Agreement and Plan of Merger.

STATEMENT OF FACTS

The respective Boards of Directors of CCBI, the Bank, and Calnet have determined that it is in the best interests of their respective companies and their stockholders to merge Calnet with and into Bank, with Bank surviving, in exchange for CCBI issuing shares of CCBI Common Stock to Calnet stockholders pursuant to the Agreement and Plan of Merger.

The Merger will be structured as follows:

1.               Calnet will merge with and into Bank in accordance with the laws of the United States with the separate corporate existence of Calnet ceasing and Bank surviving and continuing to exist as a federal savings bank under the laws of the United States;

2.               CCBI will issue 1.0730 shares of CCBI Common Stock for each share of Calnet Common Stock issued and outstanding immediately prior to the Effective Time of the Merger, except to the extent a Calnet stockholder exercises dissenters rights pursuant to the National Bank Act of 1933, as described below; and

3.               The Surviving Bank will be named “Commercial Capital Bank, FSB” and its main office will be located at the main office of Bank.

Contemporaneously with the execution of the Agreement and Plan of Merger, Calnet, CCBI, and Bank entered into a technology license agreement pursuant to which Calnet granted a non-exclusive license to CCBI for the limited use of certain Calnet technology used in processing high volume bank transactions (the “Technology License Agreement”).  The Technology License Agreement was amended by amendment dated, November 21, 2005.  Pursuant to the Technology License Agreement, as amended, if the Merger is consummated prior to April 30, 2006 and the parties have not agreed otherwise, the Technology License Agreement will terminate, and CCBI will become the owner of all rights, title, and interest in the technology licensed under the Technology License Agreement.

Pursuant to the Agreement and Plan of Merger, each Calnet stockholder that has (1) voted against the Merger at the Calnet special meeting of stockholders or (2) has given written notice of his or her dissent to Calnet prior to the Calnet special meeting of stockholders, will receive, pursuant to the National Bank Act of 1933, the appraised value of his or her shares instead of the per share Merger consideration, provided that each such stockholder submits a written request for payment to CCBI within 30 days after the completion of the Merger and surrenders his or her Calnet Common Stock certificates at the time the written request is made.

Also, pursuant to the Agreement and Plan of Merger, at the Effective Time of the Merger, each outstanding and vested Calnet Option will be converted into an option to purchase shares of CCBI Common Stock, with CCBI assuming each option in accordance with the terms of the Calnet Stock Option Plan or other agreement by which the option is evidenced.  Each Calnet Option assumed by CCBI may be exercised solely for CCBI Common Stock.  The number of CCBI Common Stock subject to the Calnet Option will equal the number of shares of Calnet Common Stock subject to the Calnet Option immediately prior to the Merger multiplied by the Exchange Ratio provided in the Agreement and Plan of Merger, rounding down for fractional shares.  In addition, the per share exercise price under each Calnet Option will be adjusted by dividing it by the Exchange Ratio provided in the Agreement and Plan of Merger rounded up to the nearest cent.  We have been advised that Calnet has no outstanding warrants and no outstanding options other than pursuant to the Calnet Stock Option Plan.

In addition, solely if required to do so by the Office of the Comptroller of the Currency, Calnet may issue additional Equity Securities (which, for purposes of the Agreement and Plan of Merger, specifically excludes Calnet Common Stock) for the purpose of raising additional capital to meet certain banking regulatory reserve requirements.  Under the terms of the Agreement and Plan of Merger, Calnet may issue such Equity Securities in an amount equal to 10% of the total voting power of Calnet, provided that Calnet must first offer the Equity Securities for sale to CCBI on the same terms.

OPINION

Based solely on the representations provided in the Certificates of Representations attached hereto and the foregoing information, and, assuming the Merger occurs in accordance with the Agreement and Plan of Merger, we are of the opinion that:

The Merger will qualify as a tax-free reorganization under Code section 368(a)(1)(A) by reason of Code section 368(a)(2)(D).

1.               Calnet, CCBI, and Bank will each be “a party to a reorganization” within the meaning of Code section 368(b).

2.               No gain or loss will be recognized by Calnet in its transfer of substantially all of its assets to Bank in exchange for shares of CCBI Common Stock and the assumption by Bank of Calnet’s liabilities (Code sections 361(a) and 357(a)).

3.               No gain or loss will be recognized by either CCBI or Bank on the acquisition by Bank of substantially all of the assets of Calnet in exchange for CCBI Common Stock (Code section 1032 and Treasury Regulation § 1.1032-2).

4.               The tax basis of each Calnet asset received by Bank will be the same as the basis of that asset in the hands of Calnet immediately before the Merger (Code section 362(b)).

5.               The holding period of each Calnet asset received by Bank will include the period during which such asset was held by Calnet (Code section 1223(2)).

6.               No gain or loss will be recognized by Calnet on the issuance by CCBI of CCBI Common Stock to Calnet stockholders pursuant to the Agreement and Plan of Merger (Code section 361(c)(1)).

7.               No gain or loss will be recognized by the stockholders of Calnet on their receipt of shares of CCBI Common Stock in exchange for Calnet Common Stock (Code section 354(a)(1)).

8.               A Calnet stockholder who exercises his or her dissenter’s rights and receives solely cash in exchange for the shares of Calnet Common Stock will be treated as having received the cash as a distribution in redemption of Calnet Common Stock (Treasury Regulation section 1.354-1(d) Example (3)).  Any Calnet stockholder who does not own, actually or constructively, Calnet Common Stock after the exchange will realize and recognize gain or loss measured by the difference between the redemption price and adjusted gross basis of the Calnet Common Stock surrendered (Code sections 302(a), 302(b)(3) and 1001).

9.               The basis of shares of the CCBI Common Stock received (including any fractional shares deemed received) by Calnet stockholders will be the same as the basis of shares of the Calnet Common Stock exchanged therefor (Code section 358(a)(1)).

10.         The holding period of shares of the CCBI Common Stock received by a stockholder of Calnet will include the period during which the Calnet Common Stock surrendered in exchange therefor was held, provided the Calnet Common Stock was a capital asset in the hands of the Calnet stockholders on the date of the exchange (Code section 1223(1)).

11.         The basis of the Bank stock in the hands of CCBI will be determined under Treasury Regulation sections 1.358-6(c)(1) and 1.1502-30.

12.         Pursuant to Code section 381(a) and Treasury Regulation section 1.381(a)-1, Bank will succeed to and take into account the items of Calnet described in Code section 381(c), subject to the conditions and limitations specified in Code sections 381, 382, 383, and 384 and the Treasury Regulations thereunder.

13.         The payment of cash in lieu of fractional share interests of CCBI Common Stock will be treated as if CCBI fractional shares were distributed as part of the Merger in exchange for Calnet Common Stock, and then redeemed by CCBI for cash in a taxable exchange.  (Revenue Ruling 66-365, 1966-2 C.B. 116 and Revenue Procedure 77-41, 1977-2 C.B. 574).

SCOPE OF OPINION

Since this letter is rendered in advance of the closing of this transaction, we have assumed that the transaction will be consummated in accordance with the Agreement and Plan of Merger, that all of the information and representations referred to herein will continue to be accurate as of the date of the closing, that all of the documents that have been executed will not be amended, and that any documents that have been presented to us but that will be executed at a later date, will be executed without any material changes.  We have also assumed the accuracy of the representations made by CCBI and Calnet of which we have made no independent investigation.

The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions.  If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby.

Our opinion is based on case law, the Code, Treasury Regulations thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist.  These authorities are all subject to change, and such change may be made with retroactive effect.  We can give no assurance that, after such change, our opinion would not be different.  We undertake no responsibility to update or supplement our opinion.  This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.

We express no opinion as to any state or local income tax consequences of the Merger and no opinion as to the federal income tax consequences, if any, of the Technology License Agreement to Calnet, CCBI or Bank.

CONSENT

This opinion is being furnished only to CCBI and Calnet and their respective stockholders in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted, or otherwise referenced for any other purpose whatsoever without our express written consent.  We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and references to our opinion in the Registration Statement and the proxy statement/prospectus attached thereto and the inclusion of our opinion in certain bank regulatory filings in connection with the Merger.

Very truly yours,

/s/ Patton Boggs LLP

Patton Boggs LLP

GJS/JMM/DJS/JNP

Attachments

Certificate of Representations of Calnet

Certificate of Representations of CCBI